

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



07021234

RECEIVED
2007 FEB 21 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 January 2007, Re: Notice to Show Cause on De-Listing of Securities of the Company for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No **O&-070119-61135**

Submitting Merchant Bank	:	**K & N KENANGA BHD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**19/01/2007**

Type	:	**Announcement**
Subject	:	**SILVERSTONE CORPORATION BERHAD ("SCB" OR THE "COMPANY")** **NOTICE TO SHOW CAUSE ON DE-LISTING OF SECURITIES OF THE COMPANY**

Contents :

We refer to the announcement dated 17 January 2007 made by Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) in relation to Bursa Malaysia Securities Berhad's **("Bursa Securities")** rejection of the Company's appeal for an extension of time to submit a regularisation plan to the relevant authorities for approval **("Rejection")**.

KIBB, on behalf of the Board of Directors of SCB, hereby announces that Bursa Securities had vide its notice dated 18 January 2007 **("Notice")** stated :-

(a) that pursuant to paragraph 8.14C(4) of the Listing Requirements of Bursa Securities **("Listing Requirements")** the Company has been accorded five (5) market days by Bursa Securities to make written representations to Bursa Securities from the date of receipt of the Notice (being 18 January 2007) as to why its securities should not be de-listed from the Official List of Bursa Securities;

(b) that in the event Bursa Securities decides to de-list the Company, the securities of the Company shall be removed from the Official List of Bursa Securities upon the expiry of seven (7) market days from the date of notification of the decision to de-list the Company or upon such other date as may be specified by Bursa Securities; and

(c) that in the event Bursa Securities decides not to de-list the Company, other appropriate action/penalty(ies) may be imposed pursuant to paragraph 16.17 of the Listing Requirements.

This announcement is dated 19 January 2007.

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

23 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 January 2007, Re: Dealings by Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Submitted by SILVERSTONE CORPORATION on 22/01/2007 17:52:17
Reference No SC-070122-5E470

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officer Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Chai Voon Choy	19 January 2007	0.065	120,000	0.035

SILVERSTONE CORPORATION BERHAD (41515-D)



Secretary

22 JAN 2007

END